

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Matthew Schatzman
Chief Executive Officer
NextDecade Corp.
1000 Louisiana Street, Suite 3900
Houston, Texas 77002

> **Re: NextDecade Corp.**
> **Registration Statement on Form S-3**
> **Filed May 9, 2023**
> **File No. 333-271775**

Dear Matthew Schatzman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson, Esq.